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                                                              Exhibit 2.14(g)(2)

                               FIRST AMENDMENT TO
                       AGREEMENT REGARDING CLOSING MATTERS


                  This First Amendment to Agreement Regarding Closing Matters ("Amendment") is entered into among Charter Communications, Inc., on behalf of the Charter Entities, and AT&T Broadband, LLC, on behalf of the AT&T Entities, as of June 30, 2001.

                                    RECITALS

                  The parties have previously entered into an Agreement Regarding Closing Matters (the "Agreement") as of February 26, 2001. The parties are entering into this Amendment in order to amend certain provisions of the Agreement.

                                    AGREEMENT

                  For valuable consideration, the parties agree as follows:

1. Definitions. Capitalized terms used but not defined in this Amendment will have the meanings ascribed to them in the Agreement.

2. Amendment of Sections 5 - 11 of Agreement. Sections 5 through 11 of the Agreement are hereby deleted and replaced in their entirety by the following provisions:

         "5.      Timing of Transactions.

                  (a) The closing under each of the Acquisition Agreements will occur June 30, 2001. Except as provided in Section 6 below, the parties will make all payments required to be made at closing under each Acquisition Agreement to the Escrow Agent described in the Escrow Agreement attached to this Amendment as Exhibit 1.

                  (b) The closing of the transactions contemplated by the Florida Agreement (the "Florida Closing") and the St. Louis Closing will occur simultaneously, on June 30, 2001.

         6.       Qualified Intermediary.

                  (a) The parties to the St. Louis Agreement agree that TCI Cable Partners of St. Louis, L.P., a Colorado limited partnership ("TCI-St. Louis") shall assign (a "Deferred Assignment") its rights to all of the Assets (as defined in the St. Louis Agreement) located in the Service Areas described in Exhibit 2 to this Amendment (the "Deferred Sale Communities") and] its rights to receive the portion of the St. Louis Purchase Price allocable thereto (the "Deferred Amount") to a "qualified intermediary" as defined in Treasury Regulations
         Section 1.1031(k)-1(g)(4) (an "AT&T Qualified Intermediary") engaged by the AT&T Entities to satisfy the deferred like-
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         kind exchange provisions of Section 1031 of the Code (the "Deferred
         Exchange Provisions"). TCI St. Louis has provided the Charter Entities with a copy of such assignment. This Amendment constitutes written instructions to the Charter Entities that the Deferred Amount should be paid directly to the AT&T Qualified Intermediary described on Exhibit 3 to this Amendment at the time of the closing pursuant to the St. Louis Agreement ("St. Louis Closing") pursuant to the written wire transfer instructions for such AT&T Qualified Intermediary set forth on Exhibit
         3. The foregoing assignment shall not (i) limit or abrogate in any respect the obligations of TCI-St. Louis pursuant to the St. Louis Agreement; (ii) impair the Charter Entities' rights and remedies under the St. Louis Agreement (including the Charter Entities' rights to indemnification and to the assurances provided by TCI-St. Louis' representations and warranties); (iii) increase the Charter Entities' obligations or liability under the St. Louis Agreement or result in any additional cost, expense or liability to the Charter Entities; (iv) require the Charter Entities to take title to any property other than the Assets (as defined in the St. Louis Agreement). TCI St. Louis hereby agrees to indemnify, defend and hold the Charter Entities harmless, without limitation, from and against any and all Losses (as defined in the St. Louis Agreement) threatened against, suffered or incurred by the Charter Entities by reason of any such cooperation and/or TCI-St. Louis' attempt at exchange treatment.

                  (b) The Charter Entities shall have no liability or obligations to any AT&T Entity or any third-party arising from any amounts wired to an AT&T Qualified Intermediary pursuant to this
         Section 6, provided that the Charter Entities comply with the written instructions of the AT&T Entities provided pursuant to Section 6(a).

         7.       Identification of Deferred Assets.

                  The Charter Entities and the AT&T Entities will negotiate in good faith to (i) reach agreement as to assets (the "Deferred Assets") with an aggregate value of at least $180 million owned by a Charter Entity or any affiliate(s) thereof ("Charter Seller") to correspond to the St. Louis Assets sold by TCI St. Louis pursuant to the St. Louis Agreement for purposes of the Deferred Exchange Provisions and (ii) enter into an asset purchase agreement covering such Deferred Assets (the "Deferred Agreement") within 60 days after the St. Louis Closing (which the parties expect shall be substantially in the form of the Florida Agreement). The parties expect that the Deferred Agreement will provide that the parties thereto will use commercially reasonable efforts to consummate the transactions contemplated by such agreement within 180 days after the St. Louis Closing (provided the Deferred Agreement is executed within 50 days following the St. Louis Closing). If the parties enter into the Deferred Agreement, such Deferred Agreement shall provide that Charter Seller may assign its right pursuant to the Deferred Agreement to receive the purchase price to be paid by TCI-St. Louis pursuant to the Deferred Agreement (the "Deferred
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         Purchase Price") to a "qualified intermediary" as defined in Treasury
         Regulations Section 1.1031(k)-1(g)(4) (a "Charter Qualified Intermediary") engaged by Charter Seller to satisfy the Deferred Exchange Provisions. If, after negotiations, the parties are unable to reach agreement, in their sole respective discretion, with respect to all aspects of the Deferred Agreement, then the parties shall have no further obligations pursuant to this Section 7. The Charter Entities shall have no liability if the exchange of the Deferred Assets for the assets described in Section 6(a) does not qualify as a tax-deferred exchange under the Deferred Exchange Provisions.

         8.       St. Louis and Florida Closings.

                  In connection with the St. Louis Closing and the Florida Closing, (i) the cash consideration that the AT&T Entities are entitled to receive and that Charter Communications Entertainment I, LLC ("CCEI") is obligated to pay as the purchase price (as preliminarily adjusted as of the St. Louis Closing, the "St. Louis Purchase Price") for the assets to be transferred under the St. Louis Agreement (the "St. Louis Assets"), will be reduced (such reduction to come from the portion of the St. Louis Purchase Price allocable to TCI Missouri) by the amount of the purchase price (as preliminarily adjusted as of the Florida Closing, the "Florida Purchase Price") TCI Missouri is obligated to pay for the assets to be transferred under the Florida Agreement (the "Florida Assets") and TCI Missouri will not be obligated to pay the Florida Purchase Price. All subsequent adjustments with respect to the purchase price for the Florida Assets and the St. Louis Assets shall be paid in cash by the appropriate Charter Entities or AT&T Entities pursuant to the terms of the St. Louis Agreement and the Florida Agreement.

         9. Section 1031 Intent and Mechanics with respect to Florida and St. Louis. The exchanges of assets pursuant to Section 8 are intended to qualify, to the extent reasonably possible as a tax free exchange of like-kind assets under Section 1031 of the Code (the "Exchanges"). The AT&T Entities and the Charter Entities agree to use all reasonable efforts to structure the Exchanges in such a way that to the extent reasonably possible it will be a tax free exchange of like-kind assets under Section 1031 of the Code.

                  (a) Method of Exchange. The Exchanges described in Section 8 are to occur as follows: (i) the AT&T tangible personal property and the Charter tangible personal property are being exchanged each for the other; (ii) AT&T's Real Property (as defined in the St. Louis Agreement) owned by TCI Missouri and Charter's Real Property (as defined in the Florida Agreement) are being exchanged each for the other; and (iii) AT&T's Contracts, Franchises, Licenses and Intangibles (each as defined in the St. Louis Agreement) owned by TCI Missouri and Charter's Contracts, Franchises, Licenses and Intangibles (each as defined in the Florida Agreement) are being exchanged each for the other. In each case, the assets described in this Section 9(a) shall be exchanged each for the other in
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         "Exchange Groups" as defined under Treasury Regulations Sections
         1.1031(a)-2 and 1.1031(j)-1, and in each case to the maximum extent permitted by Section 1031 of the Code and the regulations promulgated thereunder. Liabilities assumed or taken subject to by each party are being exchanged each for the other to the maximum extent permitted under Section 1031 of the Code and regulations thereunder.

                  (b) Calculation of Gross Values. For the purposes of this Agreement, the gross value of AT&T's Assets (as defined in the St. Louis Agreement) comprising the Systems (as defined in the St. Louis Agreement) which are being transferred by TCI Missouri is $238,155,604, as adjusted pursuant to the St. Louis Agreement and the gross value of FCM's Assets (as defined in the Florida Agreement) comprising the Systems (as defined in the Florida Agreement) which are being transferred to TCI Missouri is $27,042,000, as adjusted pursuant to the Florida Agreement.

                  (c) Allocation of Value. Following each of the St. Louis Closing and the Florida Closing, the Parties shall use reasonable good faith efforts to agree on the value to be allocated to the tangible personal property and real property included in the Assets pursuant to Treasury Regulations relating to like-kind exchanges of multiple assets under Section 1031 of the Code. In the event the Parties fail, within 90 days after such Closing, to reach agreement on the allocation of value, then the Parties shall hire an appraiser (the "Appraiser") to prepare with respect to this Agreement, not later than 120 days after such Closing, a written report regarding the value to be allocated to the tangible personal property and real property included in the Assets pursuant to Treasury Regulations relating to like-kind exchanges of multiple assets under Section 1031 of the Code. The fees of the Appraiser will be split equally between the Parties. The Parties agree that for purposes of Sections 1031 and 1060 of the Code and the regulations thereunder, each will report the transactions contemplated by this Agreement in accordance with the values determined by this
         Section 9(c). Each party promptly will give the other notice of any disallowance or challenge of asset values by the Internal Revenue Service or any state or local tax authority.

         10. [Intentionally omitted]

11.      [Intentionally omitted]"

3. Miscellaneous. This Amendment supersedes any inconsistent provisions contained in the Agreement. Except as amended hereby, the Agreement remains in full force and effect. This Amendment will be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to principles of conflicts of law. This Amendment may be executed in one or more counterparts, each of which will be deemed an original and all of which will constitute one and the same instrument. This Amendment has been negotiated by the parties hereto and their respective legal counsel, and legal or equitable principles that might require the construction of this Amendment
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         or any provision of this Amendment against the party drafting this
         Amendment will not apply in its construction or interpretation.


                            [SIGNATURE PAGE FOLLOWS]
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                  The parties are signing this First Amendment to Agreement
Regarding Closing Matters as of the date first written above.

                                 AT&T BROADBAND, LLC
                                 ON BEHALF OF THE AT&T ENTITIES


                                        By:    /s/ Alfredo Di Blasio
                                               --------------------------------
                                        Name:  Alfredo Di Blasio
                                               --------------------------------
                                        Title: Vice President
                                               --------------------------------


                                  CHARTER COMMUNICATIONS, INC.
                                  ON BEHALF OF THE CHARTER ENTITIES


                                         By:    /s/ Marcy Lifton
                                                -------------------------------
                                         Name:  Marcy Lifton
                                                -------------------------------
                                         Title: Vice President
                                                -------------------------------